Exhibit 99.1

YAMANA GOLD PROVIDES NOTICE OF THIRD QUARTER 2013 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, October 9, 2013 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) will release its third quarter 2013 results after market close on October 29, 2013 followed by a conference call and webcast on October 30, 2013 at 9:00 a.m. ET.

Q3 2013 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Q3 2013 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053 Passcode 9088417
Toronto Local and International:	905-694-9451 Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on October 30, 2013 until 11:59 p.m. ET on November 15, 2013.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com